Filed by Yamana Gold Inc.

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Meridian Gold Inc.

Commission File Number: 333-146361

Date: October 18, 2007

Operations - Chile & North America Edgar Smith, Vice President, Operations

Operations - Meridian


VP Operation
Edgar Smith
El Penon Site Manager
Stabro Kasaneva
Minera Florida Site Manager
Alejandro Gordon
Director of Technical Services
Tom Bagan
Environ. & Reclamation Coordinator Beartrack
Adam Whitman
Senior Env. Engineer
Ricardo Ruano
(Taking position of Plant Manager at EP)
Jeronimo Site Manager
Felipe Nunez
El Penon Mine
(247 Full-time)
(1565 Contractors)
Minera Florida Mine
(290 Full-time)
(270 Contractors)
Corporate Manager Engineering
Gerardo Fernandez
Beartrack Mine
(5 Full-time)
Jeronimo Project
(6 Full-time)

YAMANA VISION Delivering value to shareholders 2

20 560 1,812 Total 270 1,565 Contractors 20 290 247 Employees Other Minera Florida El Peñón Employee Breakdown (Total employees = 2,392)

OPERATIONS - EL PEÑÓN

Location 160 km SE of Antofagasta EL PENON 1,800 masl

HEALTH & SAFETY Safety internationally recognized for outstanding achievements Contractor safety is working towards improvements of 15 - 25% targets YOY ENVIRONMENTAL Closure estimate $1.5M (Golder) Patented dry tails and cyanide destruction process SOCIAL Labor contract negotiations in 2007 Meridian is well represented in the local community of Antofagasta El Peñón EHS

Environmental Management Temperature Range: 0.5°—30° C Scarcity of Precipitation Events No Natural Vegetation/Limited Soil Uses Eight Registered Animal Species No Surface Water Ground Water—Limited Recharge Seven Historical Valued Sites ISO 14,000 Certification

Community Support; Employees & Outreach Annual scholarships for employees and their children Training programs for spouses Housing assistance plan for Meridian employees Social outlets for employees; “Meridian Ladies”, sports teams & life skills courses “Meridian Ladies” support for social programs

Processing UG Mine Operations Flowsheet Hauling Ore Marginal Waste Process Stock Back Fill/Waste Dump Crushing Crushing Tank Leaching CCD Merrill-Crow Dry tails Smelting

Mine Over Break - Reconciliation Mine to Plant Reconciliation to August 2007 Plant Mine - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 160,000 180,000 2007 to Date Auoz Model to Mine Reconciliation Model Mine - 20,000 40,000 60,000 80,000 100,000 120,000 140,000 2007 Q1&Q2 Auoz

El Peñón - Q3 Production 8.3 - 8.8 M oz 92% 280 - 285 g/t 230K - 235Koz 94% 7.5 - 7.8 g/t 2,700 - 2,750 tpd 2007 Forecast 2.2 M oz Silver produced 92% Silver recovery 262 g/t Avg. silver grade 58,928 oz Gold produced 94% Gold recovery 7.6 g/t Avg. gold grade 2,863 tpd Mill throughput Q3 07 $/tonne mined $52 - $55 $/tonne processed $22 - $23 $/tonne admin $8 - $9

El Peñón - 2008/09 Production Targets 9.3 - 9.8 M oz 240K - 270K oz 2009 9.0 - 9.5 M oz Silver produced 230K - 260K oz Gold produced 2008

El Peñón

El Peñón

OPERATIONS - MINERA FLORIDA

Minera Florida - Location Located in Metropolitan region of Chile, at 500 masl

HEALTH & SAFETY Safety recognized for outstanding achievements Focus in new-hire safety programs ENVIRONMENTAL Closure estimate $13M (SES) Participant in the UN sponsored multi-land and bio-diversity “Cordon de Cantillana” initiative Inco cyanide destruction process for tails Complies with both voluntary and regulatory environmental requirements SOCIAL Labor contract negotiations in 2007 Meridian well represented in local surrounding communities Active housing, education and infrastructure programs within the community Continuous dialogue has been maintained with the communities - Villa Alhue, Talami and Pichi CSR programs support projects important for improving the quality of life of the communities Minera Florida EHS

Safety Performance Prevention activities based on the identification of workplace hazards Review of behavior improvements programs Safety talks at the beginning of shifts Development of new workers with coaching by experienced employees

Integrated Management System ENVIRONMENT ISO 14001 QUALITY ISO 9001 MINERA FLORIDA COMMUNITY RELATIONS SAFETY & OCCUPATIONAL HEALTH OHSAS 18001

Community Support; Employees & Outreach Continually developing and improving the relationship with the communities Social Programs, Infrastructure, Education Our Communities

Processing UG Mine Operations Flowsheet Hauling Ore Waste Processing Waste Dump Crushing Grinding Flotation Tailings Leaching EW Zinc Flotation Smelting Tailings

Minera Florida - Q3 Production 68% 69% Silver recovery 80% 81% Gold recovery 3,400 - 3,600 t 300K - 350K oz 60K - 65K oz 35 - 38 g/t 5.4 - 5.6 g/t 1,150 - 1,180 tpd 2007 Forecast 801 t 44,500oz 15,200oz 19 g/t 5.5 g/t 1,164 tpd Q3 07 Zinc production Avg. silver grade Avg. gold grade Silver production Gold production Mill throughput $/tonne mined: $11.75 - $12.25 $/tonne milled: $20 -$22 $/tonne admin: $10 - $12 $/tonne royalty: $9.50 - $10.50

Minera Florida - 2008/2009 Production Targets 7,000 - 7,500 t 450K – 550K oz 100K+ oz 2009 4,000 - 4,500 t 140K - 200K oz 65K - 70K oz 2008 Zinc production Silver production Gold production Ultimately targeting 120,000 ounces of annual gold production

Expansion/growth opportunities Recent acquisition of Membrillo and Chancon districts – both past producing areas with significant exploration potential Currently working on expansion at the mill to over 100,000 oz gold per year Potential to re-leach old tailings (~30,000 oz)

Minera Florida

Minera Florida

OPERATIONS - ROSSI

Located in Nevada, USA at the north end of the Carlin trend During 1998, Meridian entered into a joint venture with Barrick Gold Exploration Inc. (60% interest) as the operator The Rossi property is part of a larger joint venture called Storm Project which also includes the adjacent Dee mining property Mined ore trucked to and processed at Barrick’s Goldstrike Mine facilities (roaster) under a separate Ore Sale Agreement Location and Overview

Rossi – Production Targets 25K - 30K oz 25K - 30K oz 10K - 15K oz Meridian Share (40%) 70K - 75K oz 70K - 75K oz 35K - 40K oz 100% basis 2009 2008 2007

PROJECTS - MERCEDES

Located in Sonora, Mexico 75 km ESE of Magdalena de Kino and 400 kilometers north of Hermosillo Easy access via paved highways north from Hermosillo or south from Tucson to Magdalena de Kino Excellent working relationship with nearby communities including nearest town of Cucurpe - No ejidos in the project area Objective of a minimum of 1M ounces in resource by year end Business opportunity defined: UG Mine, Crushing + Milling + Grav + CIP Development team assembled Initial metallurgical testing 95% Au - 25 % Ag Location and Overview

Mercedes Vein - Topography

Klondike Vein - Topography

Mercedes preliminary grade shell 2.0 g/t Aueq Infill drilling typical section Historic stoped area Collar of Tunnel 3D Looking to NWW Vein cross-cut Conceptual Underground Infill Drilling Design

Mercedes – Timeline to Development Operation Construction Engineering Feasibility Prefeasibility Study Tunnel - Infill UG Mercedes Exploration H2 H1 H2 H1 H2 H1 H2 H1 H2 H1 2011 2010 2009 2008 2007

PROJECTS - AMANCAYA

Located in the north of Chile, 70 km to the East of Taltal, at 1900 mosl. Amancaya is locate 180 SW of El Penon via highway 5 Epithermal deposit, narrow vein type, similar to EP Current economic resource inventory 387 kAuOz and 4,374 kAgOz Preliminary met testing with positive results - 95% Au , 92% Ag Business opportunity defined, Mining as an alternative for EP plant feed - New discoveries at EP could delay Amancaya Upside/Strategic alternatives under evaluation including possible development as a separate stand-alone project Amancaya 5 Location and Overview

PROJECTS - LA PEPA

Located in northern Chile, 120 km to the East of Copiapo, at 4,200 masl The Cavancha Zone is a disseminated, Gold porphyry ore body with grades ranging from 0.1 to 17 g/t Economic resource inside 375 $/oz open pit shell: 1.1 MOz Initial metallurgical testing showed recoveries of 70% Au as expected Infill drilling to start on October, with geology, engineering and environmental studies Significant exploration potential Location and Overview LA PEPA

PROJECTS - JERONIMO

Located in Chile, 30 km from El Salvador. 3,800 m over sea level with temperatures ranging from -10º C to 13º C Joint venture with Codelco (Agua de la Falda) encompasses over 240 sq.km The deposit is Carlin style gold deposit hosted by Jurassic Age carbonates Current Inferred resource of 2.8 million ounces of gold. The ore body is largely un-oxidized and will require further metallurgical testing to determine the proper processing techniques to liberate the gold in a production environment There is an existing scoping study on the property and as part of the agreement Meridian will be required to prepare the feasibility study of the Jeronimo Deposit Location and Overview